CORAL GOLD RESOURCES LTD.
400 - 455 Granville Street
Vancouver, B.C. V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.coralgold.com
ir@coralgold.com

October 13, 2005                                                                       Trading Symbols: TSX Venture - CGR
                                                                                      US;OTC.BB - CGREF
                                                                                      Berlin and Frankfurt - GV8

Coral Gold Resources Ltd. (the “Company”) is pleased to announce plans to update the current indicated mineral resources at the Company’s 100% owned Robertson Property located in Lander County, Nevada, U.S.A. The re-evaluation will include results from the Company’s 2004 and 2005 drilling programs. Development of a new block model and resource calculation will be conducted by Barnes Engineering Services of Golden, CO. The current indicated mineral resource will be re-evaluated using an appropriate geostatistical approach necessary to support an economic study to determine viability of the deposits. Those portions of the resource which meet the criteria as measured, will be reclassified as defined under the National Instrument 43-101. Results from the current re-evaluation are also expected to identify areas within or adjacent to the current mineral resources where additional drilling is necessary before future reclassification can be made. The new block model and resource calculation is expected to be completed by December 2005.

Beginning in 2004, Coral completed three reverse circulation drilling programs at Robertson which totaled 32 holes having an aggregate footage of 24,120 ft. Of the total footage drilled, 22 holes totaling 15,315 ft were directed at defining and extending the 39A Zone and 6 holes totaling 5,205 were drilled in the Gold Pan Zone. In addition, 2,400 ft in two holes were completed in the “distal target” area and 1,200 ft in two hole were drilled in the Porphyry Zone.

In 1996, after completing over 176,000 ft of combined RC and core drilling, Amax Gold, Inc. defined a low-grade “drill-indicated resource” estimated to contain 36.5 million short tons of mineralized material averaging 0.028 oz Au/t, using a 0.01 oz Au/t cutoff grade. The historical mineral resources cited above are presented for background only and do not represent defined mineral resources on the property. Additionally, the classification of these historical mineral resources do not conform to the National Instrument 43-101.

In 2001, citing low gold prices, Coral revised the 1996 Amax Gold resource estimate using higher cutoff grades. The resulting indicated mineral resource was estimated to contain 10.97 million short tons of mineralized material averaging 0.053 oz Au/t. In 2004, this indicated mineral resources was reported in a NI 43-101 compliant technical report, Geological Report on the Robertson Property, Lander County, Nevada U.S.A. (McCusker, 2004), which is available on SEDAR.

R.T. McCusker, P.Geol., a qualified person pursuant to National Instrument 43-101, has reviewed and verified the data disclosed in this news release.

On behalf of the Board of Directors
of Coral Gold Resources Ltd.

“David Wolfin”
David Wolfin
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.